UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ISHARES MSCI EUROPE FINANCIALS SECTOR INDEX FUND
(Name of Issuer)

Common Stock
(Title of Class of Securities)

464289180
(CUSIP Number)

Andrea Bowling c/o Mawer Investment Management Ltd. 603 Seventh Avenue S.W., Suite 900 Calgary, Alberta T2P 2T5 (403) 262-4673
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464289180
1	Name of Reporting Person Mawer Investment Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 652,406
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 652,406
11	Aggregate Amount Beneficially Owned by Each Reporting Person 652,406
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 48.3%
14	Type of ReportingPerson IA

CUSIP No. 464289180
1	Name of Reporting Person Mawer Canadian Diversified Investment Fund
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 94,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 94,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person IU

CUSIP No. 464289180
1	Name of Reporting Person Manulife Diversified Investment Fund
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 246,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 246,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person IU

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of iShares MSCI Europe Financials Sector Index Fund (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, PA 19456.

Item 2.  Identity and Background.

(a), (f)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by:

(i)	Mawer Investment Management Ltd., a Canadian corporation (“Mawer Investment”)

(ii)	Mawer Canadian Diversified Investment Fund, a Canadian trust (“Mawer Canadian”)

(iii)	Manulife Diversified Investment Fund, a Canadian trust (“Manulife Diversified” and together with Mawer Investment and Mawer Canadian, the “Reporting Persons”)

The Reporting Persons have entered into a joint filing agreement, dated as of December 29, 2011, a copy of which is attached hereto as Exhibit 99.1.

(b)	The business address of the Reporting Persons is c/o Mawer Investment Management Ltd., 603 Seventh Avenue S.W., Suite 900, Calgary, Alberta T2P 2T5.

(c)	Mawer Investment’s principal business is serving as investment adviser to individual and institutional investors.

Mawer Canadian’s principal business is serving as a mutual fund for individual and institutional investors.

Manulife Diversified’s principal business is serving as a mutual fund for individual and institutional investors.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Mawer Investment serves as investment adviser to Mawer Canadian, Manulife Diversified and other individual and institutional investors. Mawer Investment purchased for the accounts of Mawer Canadian, Manulife Diversified and its other advisees an aggregate 652,406 shares of Common Stock amounting to 48.3% of the outstanding Common Stock of the Issuer. None of the funds utilized to effect these purchases were the funds of Mawer Investment. None of the purchases was made with borrowed funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock solely for investment purposes.  This Schedule 13D filing is occasioned solely by Mawer Investment's beneficial ownership of 48.3% of the outstanding shares of Common Stock of the Issuer. Although Mawer Investment's ownership as a percentage of the outstanding shares of Common Stock may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the securities of the Issuer beneficially owned by Mawer Investment were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.  The Reporting Persons may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.  The Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market, in private transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a), (b)

As of the date hereof, Mawer Investment may be deemed to be the beneficial owner of 652,406 shares of Common Stock, representing 48.3% of the total issued and outstanding shares of Common Stock. All percentages set forth in this statement on Schedule 13D are based upon the 1,350,000 shares of Common Stock issued and outstanding as of November 23, 2011.

Mawer Investment, as investment adviser to Mawer Canadian, Manulife Diversified and others, may be deemed to have the shared power or the power to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock referenced in the preceding paragraph.

Mawer Canadian, for its own account, holds shared voting and dispositive power, with Mawer Investment, of 94,000 shares of Common Stock.

Manulife Diversified, for its own account, holds shared voting and dispositive power, with Mawer Investment, of 246,000 shares of Common Stock.

As of the date hereof, none of the Reporting Persons owns any Common Stock not disclosed herein.

(c)

During the past 60 days, Mawer Investment has purchased for the accounts of Mawer Canadian and Manulife Diversified and other accounts to which it serves as investment adviser, including separately managed accounts, an aggregate of 652,406 shares of Common Stock in the open market with shares purchased on the following days and in the following amounts: November 23, 2011: 524,212 shares at an average price per share of $13.95; November 25, 2011: 472 shares at an average price per share of $13.82; November 28, 2011: 23,307 shares at an average price per share of $14.82; November 29, 2011: 45,377 shares at an average price per share of $14.96; December 12, 2011: 11,079 shares at an average price per shares of $15.51; and December 13, 2011: 47,400 shares at an average price per share of $15.48.

On November 23, 2011, Mawer Canadian, through its investment adviser, Mawer Investment, purchased in the open market 77,000 shares of Common Stock at an average price per share of $13.93. Additional purchases of Common Stock were carried out on December 12 and 13, 2011 in amounts of 3,567 shares at an average price per share of $15.47 and 13,433 shares at an average price per share of $14.98, respectively.

On November 23, 2011, Manulife Diversified, through its investment adviser, Mawer Investment, purchased in the open market 20,200 shares of Common Stock at an average price per share of $13.93. Additional purchases of Common Stock were carried out on December 12 and 13, 2011 in the amounts of 9,233 shares at an average price per share of $15.47 and 34,767 shares at an average price per share of $14.98, respectively.

Item 6.  Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of December 29, 2011 among Mawer Investment Management Ltd., Mawer Canadian Diversified Investment Fund and Manulife Diversified Investment Fund.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAWER CANADIAN DIVERSIFIED INVESTMENT FUND

By:	/s/ Craig Senyk
Name: Craig Senyk
Title: Director of Portfolio Management
Date: December 29, 2011

MANULIFE DIVERSIFIED INVESTMENT FUND

By:	/s/ Craig Senyk
Name: Craig Senyk
Title: Director of Portfolio Management
Date: December 29, 2011

MAWER INVESTMENT MANAGEMENT LTD.

By:	/s/ Michael Mezei
Name: Michael Mezei
Title: Director and President
Date: December 29, 2011